SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                       Thomas Nelson, Inc.

                         (Name of Issuer)


                      Class B Common Stock

                 (Title of Class of Securities)


                            640376208

                         (CUSIP Number)



                          Joe L. Powers
           501 Nelson Place, Nashville, TN  37214-1000
                         (615) 889-9000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notice and Communications)

                          May 31, 2000

     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376208                13D             Page 2 of 5

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joe L. Powers
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable

     (a)  [    ]     (b)  [    ]

     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5    [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                              SOLE VOTING POWER
                         7    83,449 shares of Class B Common Stock

        NUMBER OF
         SHARES               SHARED VOTING POWER
       BENEFICIALLY      8    0
        OWNED BY
          EACH
       REPORTING              SOLE DISPOSITIVE POWER
         PERSON          9    83,449 shares of Class B Common Stock
          WITH


                        10    SHARED DISPOSITIVE POWER
                              0


     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 83,449 shares of Class B Common Stock, consisting of 58,449 shares of Class B Common Stock held directly and options to purchase 25,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12   N/A                                                  [  ]


     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   7.5% Class B Common Stock

     TYPE OF REPORTING PERSON

14   Individual

Date:    11/1/2000                                       Page 3 of 5

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Joe L. Powers.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c)  Executive Vice President and Secretary, Thomas Nelson,
          Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Powers' beneficial ownership of Class B Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1992 Employee Stock Incentive Plan as long-term incentive compensation as set forth in the Issuer's Proxy Statement dated July 7, 1999 for its Annual Meeting of Shareholders.

     Item 4.  Purpose of Transaction.

     Mr. Powers holds shares of Class B Common Stock described herein for investment purposes and has no present plans or proposals that would result in or relate to any of the transactions described in subparagraph
(a) through (j) of Item 4 of Schedule 13D.

     The transactions reflect a reduction in the number of shares beneficially owned by the cancellation of 65,000 Class B options without exercise on May 24, 2000 and the conversion of 2,210 Class B shares held in the Thomas Nelson Employee Stock Ownership Plan into Common shares on May 31, 2000. The transaction in the ESOP was posted to his account on June 2, 2000.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Powers beneficially owns 7.5% of the Class B Common Stock of the Issuer, or 83,449 shares of Class B Common Stock, consisting of 58,449 shares of Class B Common Stock held directly and options to purchase 25,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.


     (b) Mr. Powers beneficially owns the following number of shares with:

          Class B Common Stock:
          ---------------------
          Sole Voting Power: 83,489 shares of Class B Common Stock Shared Voting Power: 0
          Sole Dispositive Power: 83,489 shares of Class B Common Stock Shared Dispositive Power: 0

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Mr. Powers' beneficial ownership of the Issuer's Class B Common Stock includes the right to acquire 25,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1992 Employee Stock Incentive Plan.

     Item 7.  Material to be filed as Exhibits.

          N/A

Date:    11/1/2000                                    Page 5 of 5



                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY:      /s/ Joe L. Powers
                                               ----------------------
                                                   Joe L. Powers


Dated:     November 1, 2000